Exhibit 2.4

Execution Version

THIRD Amendment to ASSET PURCHASE AGREEMENT

This THIRD AMENDMENT TO ASSET PURCHASE AGREEMENT (this “Amendment”), dated as of February 2, 2015 (the “Effective Date”), is entered into by and between Zenith Education Group, Inc., a Delaware nonprofit corporation (“Purchaser”) and Corinthian Colleges, Inc., a Delaware corporation, for itself and on behalf of the Sellers (the “Seller Representative”, and together with Purchaser, the “Parties”, and each, a “Party”). Capitalized terms used in this Agreement but not defined herein shall have the meanings given to them in the Purchase Agreement (defined below).

RECITALS

A.     Reference is made to the Asset Purchase Agreement dated November 19, 2014, as amended by Letter Agreements dated December 17, 2014 and January 5, 2015 (as amended, the “Purchase Agreement”) by and among Purchaser, the Seller Representative and the other parties named therein.

B.     The Sellers have been requested by ED to remit a portion of the Purchase Price proceeds at the Initial Closing to the Private Loan Owner Payee. The Parties desire to amend the Purchase Agreement to provide for that payment to be made to the Private Loan Owner Payee by Purchaser on behalf of the Sellers at the Initial Closing, on the terms set forth herein.

C.     NOW, THEREFORE, in consideration of the premises set forth above and in reliance on the representations, warranties and agreements in the Purchase Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AmendmentS

1.     Section 1.7. Section 1.7 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

Section 1.7. Payment of Purchase Price. The Purchase Price shall be distributed as follows:

(a)     Estimated Payment. At the Initial Closing, Purchaser shall pay to the Seller Representative by wire transfer of immediately available funds to an account to be specified in a written notice delivered by the Seller Representative to Purchaser at least three (3) Business Days prior to the Closing Date an aggregate amount in cash equal to the result of: (i) Twenty-Four Million Dollars ($24,000,000), plus (ii) the Estimated Closing Working Capital Adjustment (which for the avoidance of doubt may be a positive or negative amount), minus (iii) the Estimated Closing Deferred Revenue Adjustment, minus (iv) the Indemnification Escrow Amount, minus (v) the Adjustment Escrow Amount, minus (vi) the Title IV Advance Amount, minus (vii) the Seller Private Educational Loan Payment, and minus (viii) the ED Payment.

(b)     Escrow Amounts. At the Initial Closing, Purchaser shall deposit with the Escrow Agent (i) an amount in cash equal to the Indemnification Escrow Amount, as collateral for certain indemnification obligations of the Sellers pursuant to Article VIII, the obligations of the Sellers pursuant to the Transition Services Agreement, and the obligations of the Sellers or any of them to Purchaser under any other agreement entered into in connection with the Transactions, and (ii) an amount in cash equal to the Adjustment Escrow Amount. The Indemnification Escrow Amount shall be held by the Escrow Agent in a separate escrow account (the “Indemnification Escrow Fund”), and the Adjustment Escrow Amount shall be held by the Escrow Agent in a separate escrow account (the “Adjustment Escrow Fund”), in each case established pursuant to the Escrow Agreement. Purchaser, on the one hand, and the Sellers, on the other hand, shall share equally all fees of the Escrow Agent in connection with the Escrow Agreement and the administration of the Escrow Funds, as provided in the Escrow Agreement.

(c)     Seller Private Educational Loan Payment. At the Initial Closing, on behalf of the Sellers, Purchaser shall wire the Seller Private Educational Loan Payment to the account of the Private Loan Owner Payee to be specified by the Private Loan Owner Payee to Purchaser at least three (3) Business Days prior to the Closing Date. In the event that the Seller Private Educational Loan Payment is less than Seven Million Five Hundred Thousand Dollars ($7,500,000), the Sellers shall fund any such shortfall directly to the Private Loan Owner Payee at the Initial Closing.

(d)     ED Payment. At the Initial Closing, on behalf of the Sellers, Purchaser shall wire the ED Payment to an account of ED to be specified by ED to Purchaser at least three (3) Business Days prior to the Closing Date. In the event that the ED Payment is less than Four Million Five Hundred Thousand Dollars ($4,500,000), the Sellers shall fund any such shortfall directly to ED at the Initial Closing.

2.     Definition of ED Payment. The definition of the term “ED Payment” in Annex A of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“ED Payment” means the lesser of (a) Four Million Five Hundred Thousand Dollars ($4,500,000) and (b) the net proceeds to be paid to the Seller Representative pursuant to Section 1.7(a) after giving effect to the adjustments contemplated by clauses (ii) through (vii) of Section 1.7(a).

3.     Additional Defined Terms. The following defined terms are hereby added to Annex A of the Purchase Agreement in the correct alphabetical location:

“Private Loan Owner Payee” means Balboa Student Loan Trust.

“Seller Private Educational Loan Payment” means Seven Million Five Hundred Thousand Dollars ($7,500,000).

4.     Limited Effect. Except as expressly provided in this Amendment, all of the terms and provisions of the Purchase Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the Parties. Without limiting the generality of the foregoing, the amendments contained herein will not be construed as an amendment to or waiver of any other provision of the Purchase Agreement or as a waiver of or consent to any further or future action on the part of either Party that would require the waiver or consent of the other Party. On and after the Effective Date, each reference in the Purchase Agreement to “this Agreement,” “the Agreement,” “hereunder,” “hereof,” “herein” or words of like import, and each reference to the Purchase Agreement in any other agreements, documents or instruments executed and delivered pursuant to, or in connection with, the Purchase Agreement, will mean and be a reference to the Purchase Agreement as amended by this Amendment.

5.     Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Amendment may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

ZENITH EDUCATION GROUP, INC.

By:      /s/ David L. Hawn
           Name:     David L. Hawn
           Title:       President

For itself and on behalf of the Sellers,

CORINTHIAN COLLEGES, INC.

By:      /s/ Jack D. Massimino
           Name:      Jack D. Massimino
           Title:        Chief Executive Officer

[Signature Page to the Third Amendment to Asset Purchase Agreement]